UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated January 21, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, January 21, 2019

Chairman of the Comisión  Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in the case entitled “Association for the Defense of Users and Consumers a/Cablevisión S.A. according to summary proceeding” (Expte 4010/2017).

Dear Sirs,

I am writing you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that my represented, in its character of surviving company of the merger with Cablevisión S.A., has answered the complaint indicated in the reference, initiated by the “Association for the Defense of Users and Consumers” (“ADUC”), in proceeding before the Lower National Court in Commercial No. 31, Secretariat No. 61.

The complaint filed by ADUC demands, in summary,  in relation to the cable and internet services: 1) the cessation of conduct that impedes customers from terminating internet and cable services at the time of the request; 2) the reimbursement to each of the users the amounts collected for the period of 5 years and until the date on which the cessation of the aforementioned conduct takes place; 3) the imposition of punitive damages on the Company for each of the affected customers.

The aforementioned claim is for an undetermined amount.

The Company has opposed exceptions of prescription and lack of standing of the ADUC and has maintained the non-existence of an infringement of the Consumer Defense Law.

The Company, with the assistance of its legal counselors, will continue to exercise the defense of its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 22, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations